Exhibit 99.2

APHRIA INC.

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

COMMON SHARE PURCHASE WARRANT INDENTURE

Providing for the Issue of
up to 7,022,472 Common Share Purchase Warrants

January 30, 2020

i

TABLE OF CONTENTS

(continued)

ii

TABLE OF CONTENTS

(continued)

iii

THIS WARRANT INDENTURE dated as of January 30, 2020

B E T W E N:

APHRIA INC.
a corporation continued under the laws of Ontario

(hereinafter called the “Company”)

A N D

COMPUTERSHARE TRUST COMPANY OF CANADA
a trust company continued under the laws of Canada and registered to carry on business in the Province of Ontario

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.                                    The Company is proposing to issue up to a maximum of 7,022,472 Warrants pursuant to this Indenture, which are issuable in connection with an offering of 14,044,94 Units of the Company (the “Offering”) by way of a prospectus supplement to the (final) short form base shelf prospectus of the Company dated as of November 22, 2019 filed in each of the provinces and territories of Canada.

B.                                    Each whole Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Warrant Share at a price of $9.26 at any time prior to 5:00 p.m. (Toronto time) on January 30, 2022, subject to earlier expiry in accordance with this Indenture;

C.                                    For such purpose the Company deems it necessary to create and issue Warrants and Warrant Certificates to be constituted and issued in the manner hereinafter set forth;

D.                                    The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

E.                                     All things necessary have been done and performed by the Company to make the Warrants, when Authenticated or certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon and obligations of the Company that are entitled to the benefits of and subject to the terms of this Indenture;

F.                                      The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent;

G.                                    The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1                                                                               Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Applicable Legislation” means the provisions of the statutes of Canada and its provinces and the regulations under those statutes relating to warrant indentures and/or the rights, duties or obligations of issuers and warrant agents under warrant indentures as are from time to time in force and applicable to this Indenture;

“Approved Bank” has the meaning ascribed to that term in Section 9.4;

“Authenticated” means with respect to the issuance of an Uncertificated Warrant, that all Internal Procedures required to be completed by the Warrant Agent have been so completed such that the particulars of such Uncertificated Warrant are entered in the register of Warrantholders, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Beneficial Owner” means a person that has a beneficial interest in a Warrant;

“Book-Based System” means the book-based securities system administered by CDS in accordance with its operating rules and procedures in force from time to time;

“Business Day” means a day that is not a Saturday, Sunday, or a day on which banks are closed or which is a civic or statutory holiday in the City of Toronto, Ontario;

“Cannabis Permits” means all permits or licences of any nature held by the Corporation or any subsidiary of the Corporation, as of the date of this Indenture or thereafter, under Canadian federal, provincial and territorial law, and regulations made thereunder, that are necessary to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

“Capital Reorganization” has the meaning ascribed to that term in subsection 3.13(4);

“CDS” means CDS Clearing and Depository Services Inc. and its successors in interest;

“CDS Participant” means a person recognized by CDS as a participant;

“Common Shares” means the common shares in the capital of the Company;

“Common Share Reorganization” has the meaning ascribed to that term in subsection 3.13(1);

“Company” means Aphria Inc., a corporation continued under the laws of Ontario, and its lawful successors from time to time;

“Company’s Auditors” means the chartered (professional) accountant or firm of chartered (professional) accountants duly appointed as auditor or auditors of the Company from time to time;

“Confirmation” means that CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants in a manner acceptable to the Warrant Agent, including by electronic means through the Book-Based System;

“counsel” means a barrister and solicitor or lawyer or a firm of barristers and solicitors or lawyers (who may be counsel to the Company), in both cases acceptable to the Warrant Agent;

“Current Market Price” means, at any date, the volume weighted average price per share at which the Common Shares have traded:

(i)                                     on the TSX;

(ii)                                  if the Common Shares are not listed on the TSX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the board of directors of the Company, acting reasonably; or

(iii)                               if the Common Shares are not listed on any stock exchange, on any over-the-counter market on which the Common Shares are trading, as may be selected for this purpose by the board of directors of the Company, acting reasonably;

during the 10 consecutive trading days ending the third trading day before such date and the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold in board lots on the exchange or market, as the case may be, during the 10 consecutive trading days by the number of Common Shares sold or, if not traded on any recognized exchange or market, as determined by the directors of the Company, acting reasonably;

“director” means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“Exchange Basis” means, at any time, the number of Warrant Shares or other classes of shares or securities which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Section 3.13 hereof, such number being equal to one Warrant Share per Warrant as of the date hereof;

“Exercise Date” with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of Article 4 hereof;

“Exercise Price” means $9.26 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

“extraordinary resolution” has the meaning ascribed to that term in sections 7.11 and 7.14;

“Governmental Authority” or “Governmental Authorities” means any of the governments of Canada, the United States of America, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Warrantholders at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent;

“NCI” has the meaning ascribed to that term in subsection 3.12(1);

“Offering” the public offering in Canada by the Company of up to an aggregate of 14,044,944 Units;

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons that are intended to have a similarly extended meaning;

“Purchaser” means a purchaser of Units;

“Regulation D” means Regulation D as promulgated under the U.S. Securities Act;

“Regulation S” means Regulation S as promulgated under the U.S. Securities Act;

“Rights Offering” has the meaning ascribed to that term in subsection 3.13(2);

“Rights Offering Price” has the meaning ascribed to that term in subsection 3.14(9);

“Rule 144A” means Rule 144A as promulgated under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, collectively, the applicable securities laws of each of the provinces of Canada, the United States and each of the states of the United States, as applicable, and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities in each of the provinces of Canada;

“shareholder” means an owner of record of one or more Common Shares or shares of any other class or series of the Company;

“Special Distribution” has the meaning ascribed to that term in subsection 3.13(3);

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which are owned, directly or indirectly, by the Company or by one or more subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of the majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency;

“successor company” has the meaning ascribed to that term in section 8.2;

“this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section”, “subsection” or “paragraph” followed by a number or letter mean and refer to the specified Article, section, subsection or paragraph of this Indenture;

“Time of Expiry” means 5:00 p.m. (Toronto time) on January 30, 2022, or 5:00 p.m. (Toronto time) on such earlier date as may be established by the in accordance with the terms of this Indenture;

“trading day” means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“transaction instruction” means a written order signed by the holder or CDS, entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

“Transfer Agent” means the transfer agent or agents for the time being for the Common Shares;

“TSX” means the Toronto Stock Exchange;

“U.S. Person” means a U.S. Person as that term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Warrantholder” means any (a) Warrantholder that (i) is a U.S. Person, (ii) is in the United States, (iii) received an offer to acquire Warrants while in the United States, or (iv) was in the United States at the time such Warrantholder’s buy order was made or such Warrantholder executed or delivered its purchase order for the Warrants or (b) person who acquired Warrants on behalf of, or for the account or benefit of, any U.S. Person or any person in the United States;

“Uncertificated Warrant” means any Warrant which is issued under the Book-Based System;

“Unit Share” means a Common Share comprising part of each Unit;

“United States” means the United States as that term is defined in Rule 902(l) of Regulation S;

“Units” means the units of the Company, each Unit being comprised of one Unit Share and one-half of one Warrant;

“Warrant Agent” means Computershare Trust Company of Canada, a trust company existing under the laws of Canada, or any lawful successor thereto including through the operation of section 9.8;

“Warrant Certificates” means the certificates representing Warrants substantially in the form attached as Schedule A hereto or such other form as may be approved by the Company and the Warrant Agent;

“Warrant Shares” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Section 3.13 hereof;

“Warrantholders” or “holders” means the persons whose names are entered for the time being in the register maintained pursuant to section 3.8;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent or the Company to take some action or proceeding specified therein;

“Warrants” means the common share purchase warrants of the Company issued and Authenticated hereunder as Uncertificated Warrants or to be issued and countersigned in the form of Warrant Certificates, in either case, entitling the holders thereof to purchase Warrant Shares on the basis of one Warrant Share for each whole Warrant upon payment of the Exercise Price at any time prior to the Time of Expiry; provided that in each case the number and/or class of shares or securities receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and

“written direction of the Company”, “written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Company by any executive officer or director and may consist of one or more instruments so executed.

1.2                                                                               Words Importing the Singular

Unless elsewhere otherwise expressly provided, or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3                                                                               Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4                                                                               Day not a Business Day

If any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.5                                                                               Time of the Essence

Time shall be of the essence in all respects of this Indenture and the Warrants issued hereunder.

1.6                                                                               Governing Law

This Indenture and the Warrants issued hereunder shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7                                                                               Meaning of “outstanding” for Certain Purposes

Every Warrant Authenticated or certified by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation, exercised pursuant to section 4.1 or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to section 3.6 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

1.8                                                                               Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

1.9                                                                               Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date that no Warrants are outstanding hereunder; provided that this

Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

1.10                                                                        Calculations

All calculations called for hereunder including, without limitation, calculations of Current Market Price shall be as determined by the Company or, at the Warrantholders Request, such firm of independent chartered accountants as may be selected by the directors of the Company, acting reasonably, and in good faith in their sole discretion for these purposes. Such calculations made in good faith and, absent manifest error, shall be final and binding on holders and the Warrant Agent. The Company will provide a schedule of its calculations to the holders and the Warrant Agent. The Warrant Agent shall be entitled to rely conclusively on the accuracy of such calculations without independent verification.

ARTICLE 2
APPOINTMENT OF WARRANT AGENT

2.1                                                                               Appointment of Warrant Agent

The Company hereby appoints the Warrant Agent as the warrant agent and registrar for the Warrants and the Warrant Agent hereby accepts such appointment and agrees to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time.

ARTICLE 3
ISSUE OF WARRANTS

3.1                                                                               Issue of Warrants

(1)             A maximum of 7,022,472 Warrants are hereby created and authorized to be issued hereunder entitling the registered holders thereof to acquire an aggregate of 7,022,472 Warrant Shares (subject to adjustment in accordance with Section 3.13) at the Exercise Price upon the terms and conditions herein set forth. Uncertificated Warrants shall be Authenticated by the Warrant Agent and deposited in CDS and Warrant Certificates evidencing the Warrants, if any, shall be executed by the Company, certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company, as applicable, in accordance with a written direction of the Company, all in accordance with sections 3.3 and 3.4. Subject to adjustment in accordance with the provisions of this Indenture, each of the Warrants issued hereunder shall entitle the holder thereof to receive from the Company, upon payment of the Exercise Price, the number of Warrant Shares equal to the Exchange Basis in effect on the Exercise Date.

3.2                                                                               Form and Terms of Warrants

(1)             The Warrants may be issued in either certificated or uncertificated form. The Warrant Certificates shall be substantially in the form attached as Schedule A hereto and dated as of the date of issue, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and to give effect to any Warrants not being issued as Uncertificated Warrants, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 3, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 3 in the number and/or class of securities or type of securities or other property that may be acquired pursuant to the exercise of Warrants.

(2)             Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to sections 3.13, 3.14 and 3.15) upon due exercise and upon the transaction instruction or due execution of the exercise form endorsed on the Warrant Certificate, as applicable, or other instrument of exercise in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one Warrant Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of sections 3.13 and 3.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3)             Fractional Warrants shall not be issued or otherwise provided for and shall be disregarded for all purposes and no cash amount will be payable in lieu thereof. If the exercise of any Warrant would result in a fraction of a Common Share being issued to any person, any such fraction shall be rounded down to the next whole number of Common Shares and no cash amount will be payable in lieu thereof.

3.3                                                                               Signing of Warrant Certificates

Warrant Certificates shall be signed by any one of the directors or executive officers of the Company and may, but need not be under the corporate seal of the Company or a reproduction thereof. The signature of any such director or officer may be mechanically reproduced in facsimile or other electronic format and Warrant Certificates bearing such facsimile or other electronic format signatures shall be binding upon the Company as if they had been manually signed by such director or officer. Notwithstanding that the person whose manual or electronic signature appears on any Warrant Certificate as a director or executive officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to section 3.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

3.4                                                                               Authentication or Certification by the Warrant Agent

(1)             No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent and such certification by the Warrant Agent shall be conclusive evidence as against the Company that the Warrant so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2)             No NCI deposit in the Book-Based System shall be made or, if made, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been Authenticated by the Warrant Agent and such Authentication shall be conclusive evidence as against the Company that the NCI deposit so made has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(3)             The certification of the Warrant Agent on the Warrant Certificates issued hereunder, or the Authentication of the Warrant Agent of the NCI deposit in the Book-Based System made hereunder, as applicable, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrant Certificates (except the due certification thereof) or the NCI deposit (except the due Authentication thereof) as applicable, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificate or NCI deposit, as applicable, or any of them or of the consideration therefor except as otherwise specified herein.

(4)             The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts.  In case of differences between the register at any time and any other time, the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Company.

3.5                                                                               Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

3.6                                                                               Issue in Substitution for Lost Warrant Certificates

(1)             If any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 3.6(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be substantially in the form set out in Schedule A hereto and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)             The applicant for the issue of a new Warrant Certificate pursuant to this section 3.6 shall bear the reasonable cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion and such applicant may be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

3.7                                                                               Warrants to Rank Pari Passu

All Warrants shall rank pari passu with all other Warrants, whatever may be the actual date of issue of the Warrants.

3.8                                                                               Registration and Transfer of Warrants

(1)                                       The Warrant Agent will create and keep at the principal office of the Warrant Agent in the City of Toronto, Ontario:

(a)                                 a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer or exercise of any Warrant(s) pursuant to the terms of this Indenture or the terms thereof; and

(b)                                 a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2)                                       No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 3.8(1), and, in the case of a Warrant Certificate, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, and a duly completed and executed transfer form endorsed on the Warrant Certificate executed by the registered holder or his executors, administrators or other legal representatives or his attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, if applicable, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(3)                                       In the case of a Warrant Certificate, the transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 3.8(2) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 3.8(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities or rights of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4)                                       The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 3.8(1), if such transfer would constitute a violation of the Securities

Laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable Securities Laws unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable Securities Laws.

3.9                                                                               Registers Open for Inspection

The registers referred to in subsection 3.8(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company and upon payment of its reasonable fees, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

3.10                                                                        Exchange of Warrant Certificates

(1)                                       Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with sections 3.3 and 3.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2)                                       Warrant Certificates may be exchanged only at the principal office of the Warrant Agent in the City of Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)                                       Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

3.11                                                                        Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the registered holder of any Warrant as the absolute owner of the Warrant represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Warrant Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

3.12                                                                        Book-Based System Warrants

(1)                                       Except as described above or as may be directed by the Company, registration of interests in and transfers of Warrants shall be made only through the Book-Based System. Other than as may be directed by the Company, the Warrants will be evidenced by a non-certificated inventory (“NCI”) deposit though the Book-Based System for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2)                                       Transfers of beneficial ownership in any Warrant represented by an NCI deposit will be effected only (i) with respect to the interest of a CDS Participant, through records maintained by CDS or its nominee for such Warrants, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(3)                                       The rights of Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and Beneficial Owners who hold security entitlements in respect of Warrants through the Book-Based System and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(4)                                       If any of the following events occurs:

(a)                                 CDS or the Company has notified the Warrant Agent that (A) CDS is unwilling or unable to continue as depository or (B) CDS ceases to be a clearing agency in good standing under applicable laws and, in either case, the Company is unable to locate a qualified successor depository within 90 days of delivery of such notice;

(b)                                 the Company has determined, in its sole discretion, to terminate the Book-Based System in respect of such Uncertificated Warrants and has communicated such determination to the Warrant Agent in writing;

(c)                                  the Company or CDS is required by applicable law to take the action contemplated in this subsection; or

(d)                                 the Book-Based System administered by CDS ceases to exist,

then one or more definitive fully registered Warrant Certificates shall be executed by the Company and certified and delivered by the Warrant Agent to CDS in exchange for the Uncertificated Warrants form held by CDS.

Fully registered Warrant Certificates issued and exchanged pursuant to this subsection shall be registered in such names and in such denominations as CDS shall instruct the Warrant Agent, provided that the aggregate number of Warrants represented by such Warrant Certificates shall be equal to the aggregate number of Uncertificated Warrants so exchanged. Upon exchange of Uncertificated Warrants for one or more Warrant Certificates in definitive form, such Uncertificated Warrants shall be cancelled by the Warrant Agent.

(5)                                       Notwithstanding anything in this Indenture in terms of an NCI deposit, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)                                 the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any NCI deposit (other than CDS or its nominee);

(b)                                 maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(c)                                  any advice or representation made or given by CDS or those contained in this Indenture that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

(6)                                       Notwithstanding any provisions made in this Indenture with respect to expiry dates, payment dates or other acts that may be required to be done in connection with this Indenture, may be altered due to the internal procedures and processes with respect to cut-off times of CDS.  It is understood and agreed to by the parties hereto that the Warrant Agent shall have no responsibility in connection with any cut-off time imposed by CDS.

3.13                                                                        Adjustment of Exchange Basis

Subject to section 3.14, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)                                 If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall:

(i)                                     issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Warrant Shares upon exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Company outstanding as of the date hereof), or

(ii)                                  subdivide, redivide or change its then outstanding Common Shares into a greater number of Common Shares, or

(iii)                               reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares,

(any of such events in these paragraphs (i), (ii) or (iii) being called a “Common Share Reorganization”), then the Exchange Basis in effect on the effective date of such subdivision, redivision or change, or reduction, combination or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction:

(a)                                 the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exercisable, exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exercised, or exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible, exercisable or exchangeable but subsequently become so, that they were convertible, exercisable or exchangeable on the record date on the basis upon which they first become convertible, exercisable or exchangeable), and

(b)                                 the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3.

Any Common Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. To the extent that any adjustment in the Exchange Basis occurs pursuant to this subsection 3.13(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable or exercisable for or convertible into Common Shares and the Common Share Reorganization does not occur or any conversion, exercise or exchange rights are not fully converted, exercised or exchanged, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Common Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(2)                                       If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable or exercisable for or convertible into Common Shares, at a price per share to the holder (or at an exchange, exercise or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a)                                 the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange, exercise or conversion into Common Shares of all exchangeable, exercisable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(b)                                 the denominator of which shall be the aggregate of:

(i)                                     the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)                                  a number of Common Shares determined by dividing

(A)                               the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange, exercise or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(B)                               the Current Market Price as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3. Any Common Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange, exercise or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or exercised for, or converted into, Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of such expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable, exercisable or convertible securities issued had been those securities actually exchanged or exercised for or converted into Common Shares.

(3)                                       If and whenever, at any time after the date hereof and prior to the Time of Expiry, the Company shall fix a record date for the issuance or distribution to all or substantially all the holders of its outstanding Common Shares of:

(i)                                     shares of the Company of any class other than Common Shares; or

(ii)                                  rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares; or

(iii)                               evidences of indebtedness; or

(iv)                              cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(a)                                 the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, and

(b)                                 the denominator of which shall be:

(A)                               the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date,

less

(B)                               the fair market value, as determined by action by the board of directors acting reasonably and in good faith (whose determination shall, absent manifest error, be conclusive), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 3. Any shares owned by or held for the account of the Company or its Subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation.

(4)                                       If and whenever, at any time after the date hereof and prior to the Time of Expiry, there shall be a reclassification of the Common Shares at any time outstanding or change or other event pursuant to which the Common Shares are changed or exchanged into or for other shares or into or for other securities and/or property (including cash) (other than a Common Share Reorganization), or a consolidation, amalgamation, plan of arrangement or merger of the Company with or into any other corporation or other entity (other than a consolidation, amalgamation, plan of arrangement or merger which does not result in any reclassification of the outstanding Common Shares or a change or exchange of the Common Shares into or for other shares or into or for other securities and/or property (including cash)), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter shall exercise his right to receive Warrant Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Warrant Shares to which such holder was theretofore entitled upon such exercise, the kind and amount of shares, other securities and/or other property (including cash) resulting from the Capital Reorganization which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 3 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 3 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities and/or other property (including cash) thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5)                                       Any adjustment to the Exchange Basis as set forth herein (except resulting from a Capital Reorganization) shall also include a corresponding adjustment to the Exercise Price which shall be calculated by multiplying the Exercise Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment.

3.14                                                                        Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of section 3.13:

(1)                                       The adjustments provided for in section 3.13 shall be cumulative and such adjustments shall be made successively whenever an event referred to in section 3.13 shall occur, subject to the following subsections of this section 3.14.

(2)                                       No adjustment in the: (a) Exchange Basis shall be required unless such adjustment would result in a change of at least 0.01 of a Warrant Share based on the prevailing Exchange Basis; or (b) Exercise Price shall be required unless such adjustment would result in a change of at least 1%, provided that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)                                       No adjustment in the Exchange Basis shall be made in respect of any event described in section 3.13, other than the events referred to in paragraphs (ii) and (iii) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(4)                                       No adjustment in the Exchange Basis shall be made pursuant to section 3.13 in respect of the issue from time to time of Warrant Shares purchasable on exercise of the Warrants or pursuant to the exercise, conversion or exchange of securities of the Company outstanding as of the date hereof.

(5)                                       The Company shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in section 3.13, deliver a certificate of the Company to the Warrant Agent specifying the nature of the event requiring the same and the amount of the adjustment or readjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Company’s Auditors verifying such calculation. The Warrant Agent shall rely, and shall be protected in so doing, upon the certificate of the Company or of the Company’s Auditor and any other document filed by the Company pursuant to this section 3.13 for all purposes.

(6)                                       If a dispute shall at any time arise with respect to adjustments provided for in section 3.13, such dispute shall, absent manifest error, be conclusively determined by the Company’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders

(7)                                       If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(8)                                       In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(9)                                       If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 3.13(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of section 3.13.

(10)                                As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(11)                                The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company’s Auditors.

3.15                                                                        Postponement of Subscription

In any case where the application of section 3.13 results in an increase in the number of Common Shares that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Company may postpone the issuance to the Warrantholder of the Warrant Shares to which he is entitled by reason of such adjustment, but such Warrant Shares shall be so issued and delivered to that holder upon completion of that event, with the number of such Warrant Shares calculated on the basis of the number of Warrant Shares on the date that the Warrant was exercised, adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Warrant Shares are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Warrant Shares and the right to receive any dividends or other distributions which, but for the provisions of this section 3.15, such person or persons would have been entitled to receive in respect of such Warrant Shares from and after the date that the Warrant was exercised in respect thereof.

3.16                                                                        Notice of Adjustment

(1)                                 At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to section 3.13, the Company shall:

(a)                                 file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b)                                 give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2)                                 In case any adjustment for which a notice in subsection 3.16(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a)                                 file with the Warrant Agent a computation of such adjustment; and

(b)                                 give notice to the Warrantholders of the adjustment.

(3)                                       The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section 3.16 for all purposes of the adjustment.

3.17                                                                        No Action after Notice

The Company covenants with the Warrant Agent that it will not take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 10 days after the giving of the notice set forth in subsection 3.16(1) and paragraph (b) of subsection 3.16(2).

3.18                                                                        Optional Purchases by the Company

Subject to applicable law and prior approval of the TSX, if required, the Company may from time to time purchase on any stock exchange (if then listed), in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this section 3.18 shall forthwith be delivered to and cancelled by the Warrant Agent.

3.19                                                                        Protection of Warrant Agent

Subject to Article 9, the Warrant Agent shall not:

(a)                                 at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist that may require any adjustment contemplated by this Article 3, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)                                 be accountable with respect to the validity or value or the kind or amount of any Warrant Shares that may at any time be issued or delivered upon the exercise of the Warrants;

(c)                                  be responsible for any failure of the Company to make any cash payment upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 3; or

(d)                                 incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

ARTICLE 4
EXERCISE OF WARRANTS

4.1                                                                               Method of Exercise of Warrants

(1)                                       The registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Warrant Shares to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at its principal office in the City of Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed exercise form of the registered holder or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form endorsed on the Warrant Certificate specifying the number of Warrant Shares subscribed for together with a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Warrant Shares subscribed for. A Warrant Certificate with the duly completed and executed exercise form and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2)                                       Any exercise form referred to in subsection 4.1(1) shall be signed by the Warrantholder, or his executors, or administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, shall specify the person(s) in whose name such Warrant Shares are to be issued, the address(es) of such person(s) and the number of Warrant Shares to be issued to each person, if more than one is so specified. If any of the Warrant Shares subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the exercise form referred to in subsection 4.1(1) shall be guaranteed by a Canadian Schedule I chartered bank or a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and (b) the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Warrant Shares unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid or that no tax is due.

(3)                                       If, at the time of exercise of the Warrants, in accordance with the provisions of subsections 4.1(1) or (4), there are any trading restrictions on the Warrant Shares pursuant to Securities Laws or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates or book-entry positions representing the Warrant Shares to such effect. The Warrant Agent is entitled to assume compliance with all Securities Laws unless otherwise notified in writing by the Company.

(4)                                       A Beneficial Owner who desires to exercise his Uncertificated Warrants, must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Toronto), on behalf of the Beneficial Owner at any time prior to the Time of Expiry, a written notice of the Beneficial Owner’s intention to exercise Warrants (the “Exercise Notice”). Forthwith upon receipt by CDS of such notice, as well as payment for the Exercise Price, CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (the “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the Book-Based System. CDS will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the Book-Based System the Warrant Shares to which the exercising Beneficial Owner is entitled pursuant to the exercise. Any expense associated with the preparation and delivery of Exercise Notices will be for the account of the Beneficial Owner exercising the Warrants.

By causing a CDS Participant to deliver notice to CDS, a Beneficial Owner shall be deemed to have irrevocably surrendered his Warrants so exercised and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

Any notice which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise or to give effect to the settlement thereof in accordance with the Beneficial Owner’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the CDS Participant or the Beneficial Owner.

4.2                                                                               No Fractional Warrant Shares

Under no circumstances shall the Company be obliged to issue any fractional Warrant Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Warrant Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Warrant Shares; otherwise fractional Warrant Shares shall be rounded down to the nearest whole number of Warrant Shares without compensation therefor.

4.3                                                                               Effect of Exercise of Warrants

(1)                                       Upon compliance by the Warrantholder with the provisions of section 4.1, the Warrant Shares subscribed for shall be deemed to have been issued and the person to whom such Warrant Shares are to be issued shall be deemed to have become the holder of record of such Warrant Shares on the Exercise Date unless the transfer registers of the Company for the Common Shares shall be closed on such date, in which case the Warrant Shares subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Warrant Shares on the date on which such transfer registers are reopened.

(2)                                       Within three Business Days following the due exercise of a Warrant pursuant to section 4.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Warrant Shares are to be issued (as applicable) and the addresses of such holders of the Warrant Shares.

(3)                                       Within five Business Days of the due exercise of a Warrant pursuant to section 4.1, the Company shall cause the Transfer Agent to issue, within such five Business Day period, to CDS through the Book-Based System the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise or mail to the person in whose name the Warrant Shares so subscribed for are to be issued, as specified in the exercise form completed on the Warrant Certificate, at the address specified in such exercise form, a certificate or certificates for the Warrant Shares to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

4.4                                                                               Cancellation of Warrants

All Warrants surrendered to the Warrant Agent pursuant to sections 3.6, 3.8(2), 3.10, 3.18 or 4.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrants on the register of holders maintained by the Warrant Agent pursuant to subsection 3.8(1). The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrants so cancelled. All Warrants that have been duly cancelled shall be without further force or effect whatsoever.

4.5                                                                               Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Warrant Shares that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate, if applicable, in respect of the balance of Warrants that were not then exercised.

4.6                                                                               Expiration of Warrant

After the Time of Expiry, all rights under any Warrant in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

4.7                                                                               Restrictions Related to U.S. Securities Laws

(1)                                       The Warrants may not be exercised except in compliance with section 4.7(2). The Warrant Agent shall be entitled to rely upon the registered address of the Warrantholder as set forth in such Warrantholder’s register for the purchase of Units in determining whether the address is in the United States or the Warrantholder is a U.S. Person.

(2)                                       Upon an request by any holder seeking to exercise any Warrants represented by a Warrant Certificate:

(a)                                 A registration statement covering the issuance of the Warrant Shares under the U.S. Securities Act must be effective at the time of such exercise (the Company agrees to take all commercially reasonable actions to evidence such effectiveness to the Warrant Agent upon request); or

(b)                                 Such holder shall provide to the Company either:

(i)                                     a written certification that such holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a U.S. Person and is not exercising the Warrants on behalf of a U.S. Person or person in the United States; (iii) did not execute or deliver the exercise form for the Warrants in the United States; and (iv) has in all other aspects complied with the terms of Regulation S (which written certification shall be deemed delivered by checking Box 1 in the Exercise Form attached to the Warrant, as provided for in Schedule A hereof);

(ii)                                  a written certification that the holder is an “accredited investor” as defined in Rule 501(a) of Regulation D and has delivered to the Company and the Company’s transfer agent a completed and executed U.S. Warrantholder Letter in substantially the form attached to this Warrant Indenture as Schedule “C”; or

(iii)                               a written opinion of counsel of recognized standing in form and substance satisfactory to the Company and the Warrant Agent to the effect that an exemption from the registration requirements of the U.S. Securities Act is available for the issuance of the Warrant Shares issuable on exercise of the Warrants.

(3)                                 No Warrant Shares will be registered or delivered to an address in the United States unless the holder of Warrants complies with the requirements of paragraph (a) or (b) of this subsection 4.7(2).

ARTICLE 5
COVENANTS

5.1                                                                               General Covenants of the Company

The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that:

(1)                                       The Company will at all times, so long as any Warrants remain outstanding, maintain its existence, unless otherwise inconsistent with the fiduciary duties of the board of directors of the Company.

(2)                                       The Company is duly authorized to create and issue the Warrants to be issued hereunder and the Warrants, when issued, Authenticated and certified, as applicable, will be legal, valid, binding and enforceable obligations of the Company.

(3)                                       For so long as the Company is a reporting issuer or equivalent in Canada, it will make all requisite filings under applicable Canadian Securities Laws including those necessary to remain a reporting issuer not in default in each of the provinces and other jurisdictions where it is or becomes a reporting issuer provided that the Company shall not be required to comply with this Section following the completion of, and this Section shall not be construed as limiting or restricting the Company to agree to, a merger, amalgamation, arrangement, business combination, take-over bid or like transaction even if the consideration being offered are not securities that are so listed and posted for trading that would result in the Company ceasing to be a reporting issuer.

(4)                                       Subject to section 3.13, the Company will allot and reserve and keep available a sufficient number of Warrant Shares for issuance upon the exercise of Warrants issued by the Company.

(5)                                       The Company will cause the Warrant Shares from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(6)                                       The Company will cause any certificates representing the Warrant Shares from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(7)                                       All Warrant Shares that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable Common Shares.

(8)                                       The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(9)                                       The Company will use its commercially reasonable efforts to cause the Warrant Agent to keep open the register of Warrantholders during the Warrant Agent’s regular business hours and will not take any action or omit to take any action which would have the effect of preventing the Warrantholders from receiving any of the Warrant Shares issuable upon exercise of the Warrants.

(10)                                The Company will promptly notify the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture which remains unrectified for more than 5 days following its occurrence.

5.2                                                                               Cannabis Compliance

(1)                                       To the extent that the Company currently has cannabis-related activities or interests, the Company represents, warrants and agrees that, in addition to any other representation and warranty in this Indenture:

(a)                                 its Cannabis Permits are in good standing and it has all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

(b)                                 it does not have or hold cannabis or cannabis-related operations or interests in the United States of America (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States of America; and

(c)                                  it does not have or hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) where the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

(2)                                       To the extent that the Company has cannabis-related activities or interests now or in the future, the Company covenants and agrees that, in addition to any other covenant or obligation in this Indenture, it shall:

(a)                                 upon the reasonable request of the Warrant Agent, promptly provide to the Warrant Agent any (i) existing Cannabis Permits; and, (ii) other permits and licences required by any other applicable Governmental Authority that it currently holds;

(b)                                 obtain any applicable Cannabis Permits that are required to undertake such cannabis related activities;

(c)                                  at all times keep and maintain in good standing its Cannabis Permits, and shall notify the Warrant Agent of any breach of this requirement immediately upon obtaining knowledge thereof;

(d)                                 ensure at all times that it continues to have all permits and licences required by any Canadian or other applicable Governmental Authority that are necessary to lawfully conduct or maintain, directly or indirectly, its cannabis-related activities and interests;

(e)                                  notify the Warrant Agent immediately of, and provide it with a copy of, any and all correspondence and notices that could reasonably be expected to result in a loss of, or a penalty or other sanction under, any Cannabis Permit or applicable law;

(f)                                   deliver to the Warrant Agent, (i) at any reasonable time upon demand by the Warrant Agent; and, (ii) in any event, immediately upon the breach of any representation, warranty or covenant contained in this Article, an Officer’s Certificate as to the knowledge of such officer(s) of the Company’s compliance or non-compliance with this Section, in each case attaching evidence of the current status of all Cannabis Permits;

(g)                                  meet all record keeping and reporting requirements set out by all applicable Governmental Authorities, including but not limited to, keeping records of all cannabis-related activities and inventories, as well as filing ongoing reports; which, at a minimum, must include, among other things, the total amounts (i)

produced; (ii) released for sale; (iii) received from other licensed producers; (iv) sold or transferred to registered clients, other licensed producers and licensed dealers; or, (v) otherwise retailed, with the associated revenues;

(h)                                 deliver to the Warrant Agent, (i) at any reasonable time upon demand by the Warrant Agent; and, (ii) at a minimum annually, an Officer’s Certificate attaching and certifying to the aggregate records described in Section 5.2(2)(g) above, for the preceding twelve (12) months;

(i)                                     carry on and conduct its activities in accordance with all applicable laws and regulations of all Governmental Authorities in all material respects;

(j)                                    meet all listing requirements for each stock exchange upon which it is listed relating to compliance with applicable law in all jurisdictions in which the Company has interests;

(k)                                 in no event, acquire or hold cannabis or cannabis-related operations or interests in the United States of America (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business), or sell or distribute cannabis into the United States of America, so long as the production, distribution or possession of cannabis remains prohibited as a matter of any applicable federal, territorial or state laws of the United States of America or is prohibited as a matter of any applicable United States of America Governmental Authority; and,

(l)                                     in no event, acquire or hold cannabis or cannabis-related operations or interests in any other country (including, without limiting the generality of the foregoing, royalty entitlements or investments in a cannabis business) if the production, distribution or possession of cannabis is prohibited as a matter of the law of the applicable country.

(3)                                 The Company acknowledges and agrees that notwithstanding any other provision of this Indenture, any default of any provision of this Section will result in the right of the Warrant Agent, at its sole discretion, to resign as Warrant Agent effective immediately, and the Company hereby acknowledges such right of the Warrant Agent to immediately resign. For greater certainty, no cure period or advance notice is required to be given by the Warrant Agent before the Warrant Agent may exercise such discretion.

(4)                                 The Company acknowledges and agrees, in addition to any other provision herein relating to the resignation or replacement of the Warrant Agent, that the Warrant Agent may resign as Warrant Agent and be discharged from all further duties and liabilities hereunder, without notice, if the Warrant Agent reasonably determines that (i) the Company has become unable to continue to lawfully operate any part of its cannabis or cannabis-related business or to own or maintain, directly or indirectly, its cannabis or cannabis-related investments or operations; or (ii) as a result of the Company’s cannabis-related activities, the Warrant Agent would be materially prejudiced by continuing to act as Warrant Agent hereunder.

(5)                                 The Company shall cause all of its subsidiaries to comply with the provisions of this Section as if such subsidiaries were expressly referred to in such provisions in replacement of references to the Company, mutatis mutandis.

5.3                                                                               Securities Qualification Requirements

If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities regulatory authority or any other step is required under any federal or provincial law of Canada before the Warrant Shares may be issued or delivered to a Warrantholder, the Company covenants that it will use its commercially reasonable efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

5.4                                                                               Warrant Agent’s Remuneration and Expenses

The Company covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses and disbursements of the Warrant Agent in the administration or execution of the duties and obligations hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

5.5                                                                               Performance of Covenants by Warrant Agent

Subject to section 9.7, if the Company shall:

(a)                                 fail to perform any of its covenants contained in this Indenture, excluding its covenants under section 5.2, and the Company has not rectified such failure within 10 Business Days after receiving written notice from the Warrant Agent of such failure; or

(b)                                 fail to perform any of its covenants under section 5.2 of this Indenture,

the Warrant Agent may notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 5.4. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 6
ENFORCEMENT

6.1                                                                               Suits by Warrantholders

Subject to section 7.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

6.2                                                                               Limitation of Liability

The obligations hereunder (including without limitation under subsection 9.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, and only the property of the Company (or any successor person) shall be bound in respect hereof.

ARTICLE 7
MEETINGS OF WARRANTHOLDERS

7.1                                                                               Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request, and receipt of funding and indemnity given as aforesaid, the Warrant Agent fails to give the requisite notice specified in section 7.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent.

7.2                                                                               Notice

At least 21 days’ prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in section 10.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 7. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

7.3                                                                               Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

7.4                                                                               Quorum

Subject to the provisions of section 7.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 20% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of section 7.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 20% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting, except an adjourned meeting as described above, unless a quorum is present at the commencement of business.

7.5                                                                               Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

7.6                                                                               Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

7.7                                                                               Poll and Voting

On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

7.8                                                                               Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)                                 for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)                                 for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or forwarded via facsimile before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)                                  for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)                                 generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 7.9), shall be Warrantholders or persons holding proxies of Warrantholders.

7.9                                                                               Company, Warrant Agent and Counsel may be Represented

The Company, the Warrantholders and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders or proxies therefor.

7.10                                                                        Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, subject to the TSX’s approval, exercisable from time to time by extraordinary resolution:

(a)                                 to agree to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrants or otherwise;

(b)                                 to amend, modify or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)                                  to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity to its satisfaction) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)                                 to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)                                  to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(f)                                   to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)                                  to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)                                 with the consent of the Company, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i)                                     to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

7.11                                                                        Meaning of “Extraordinary Resolution”

(1)           The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this section 7.11 and in section 7.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 7 at which there are present in person or by proxy at least two Warrantholders representing at least 20% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll for such resolution.

(2)           If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 20% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 Business Days later, and to such place and time as may be appointed by the chairman. Not less than three Business Days prior notice shall be given of the time and place of such adjourned meeting provided by press release of the Company. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 7.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 20% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3)           Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

7.12                                                                        Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

7.13                                                                        Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

7.14                                                                        Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 7 also may be taken and exercised by Warrantholders representing a majority, or in the case of an extraordinary resolution at least 66 2/3%, of the aggregate number of all the then outstanding Warrants by an instrument in writing signed in one or more counterparts by such Warrantholders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

7.15                                                                        Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 7 at a meeting of Warrantholders shall be binding upon all Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 7.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

7.16                                                                        Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded. The Company shall provide, upon the written request of the Warrant Agent, a certificate as to the registration particulars of any Warrants held by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party.

ARTICLE 8
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

8.1                                                                               Provision for Supplemental Indentures for Certain Purposes

From time to time the Company and the Warrant Agent may, subject to the provisions hereof and the TSX’s approval, and they shall, when so required hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)                                 providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b)                                 setting forth or giving effect to adjustments in the application of Article 3;

(c)                                  adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d)                                 giving effect to any extraordinary resolution passed as provided in Article 7;

(e)                                  making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f)                                   adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(g)                                  amending any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative;

(h)                                 providing added protection or benefit to the Company or the Warrantholders (as a group); and

(i)                                     for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or clerical omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

8.2                                                                               Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form and substance to the Warrant Agent and executed and delivered by the successor company to the Warrant Agent, expressly assume those obligations.

ARTICLE 9
CONCERNING THE WARRANT AGENT

9.1                                                                               Indenture Legislation

(1)           If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)           The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

9.2                                                                               Rights and Duties of Warrant Agent

(1)           The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)           In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, wilful misconduct, bad faith or fraud.

(3)           The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees, agents, successors and assigns against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)           The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

(5)           Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, this section 9.2 and section 9.3.

(6)           The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(7)           In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

9.3                                                                               Evidence, Experts and Advisers

(1)           In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)           In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the

Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3)           Whenever Applicable Legislation requires that evidence referred to in subsection 9.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4)           Proof of the execution of an instrument in writing, including a Warrantholders’ Request, by any Warrantholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Warrant Agent may consider adequate and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(5)           The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document received in facsimile or e-mail form.

(6)           The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with section 5.4.

(7)           The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

(8)           The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

(9)           The Warrant Agent is not required to expend or place its own funds at risk in executing its duties and obligations.

9.4                                                                               Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof, for the benefit of the Company, may be placed in the deposit vaults of the Warrant Agent or of any Schedule I Canadian chartered bank for safekeeping with any such bank (an “Approved Bank”). All interest or other income received from the Warrant Agent in respect of such deposits and investments shall, subject to section 5.4, belong to the Company and shall be paid to the Company upon discharge of this Indenture. All amounts held by the Warrant Agent pursuant to this Agreement shall be held by the Warrant Agent for the Company and the delivery of the funds to the Warrant Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Warrant Agent are at the sole risk of the Company and, without limiting the generality of the foregoing, but subject to Section 9.2(2), the Warrant Agent shall have no responsibility or liability for any diminution of the funds which may result from any deposit made with an Approved Bank pursuant to this section, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default). The parties hereto acknowledge and agree that the Warrant Agent will have acted prudently in depositing the funds at any Approved Bank, and that the Warrant Agent is not required to make further inquiries in respect of any such bank. The Warrant Agent may hold cash balances constituting part or all such monies and need not invest same.  The Warrant Agent shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

9.5                                                                               Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

9.6                                                                               Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and obligations of this Indenture or otherwise.

9.7                                                                               Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1)           The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in section 9.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in section 9.9 or in the certificate of the Warrant Agent on the Warrants).

(2)           Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)           The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)           The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5)           Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent, its affiliates and their directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, wilful misconduct, bad faith or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

(6)           If any of the funds provided to the Warrant Agent hereunder are received by it in the form of an uncertified cheque or bank draft, the Warrant Agent shall delay the release of such funds and the related Warrant Shares until such uncertified cheque has cleared the financial institution upon which the same is drawn.

(7)           The forwarding of a cheque or the sending of funds by wire transfer by the Warrant Agent will satisfy and discharge the liability of any amounts due to the extent of the sum represented thereby unless such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Warrant Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement cheque for the amount of such cheque.

(8)           The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgement, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgement, determine at any time that its acting under this Warrant Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Company provided: (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

(9)           The Warrant Agent shall not be liable for any error in judgment or for any act done or step taken or omitted by it in good faith or for any mistake, in fact or law, or for anything which it may do or refrain from doing in connection herewith except arising out of its own gross negligence, bad faith, willful misconduct or fraud.

(10)         Notwithstanding the foregoing, or any other provision of this Indenture, any liability of the Warrant Agent shall be limited, in the aggregate, to the amount of annual retainer fees paid by the Company to the Warrant Agent under this Indenture in the 24 months immediately prior to the Warrant Agent receiving the first notice of the claim. Notwithstanding any other provision of this Indenture, and whether such losses or damages are foreseeable or unforeseeable, the Warrant Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of Securities Laws or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

9.8                                                                               Replacement of Warrant Agent

(1)           The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a judge of the Province of Ontario at the Company’s expense, on such notice as such judge may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this section 9.8 shall be a corporation authorized to carry on the business of a transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the

Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2)           Upon the appointment of a successor Warrant Agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in section 10.1.

(3)           Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or to which all or substantially all of the corporate trust business is sold or any corporation succeeding to the stock transfer business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Warrant Agent under subsection 9.8(1).

(4)           Any Warrants Authenticated or certified but not delivered by a predecessor Warrant Agent may be Authenticated or certified by the new or successor Warrant Agent in the name of the predecessor or the new or successor Warrant Agent.

9.9                                                                               Conflict of Interest

(1)           The Warrant Agent represents to the Company that at the time of execution and delivery hereof no material conflict of interest exists which it is aware of in the Warrant Agent’s role hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its appointment hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2)           Subject to subsection 9.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

9.10                                                                        Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

9.11                                                                        Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

9.12                                                                        Authorization to Carry on Business

The Warrant Agent represents to the Company that it is registered to carry on the business of a transfer agent and warrant agent under Applicable Legislation in the Province of Ontario.

9.13                                                                        Securities Exchange Commission Certification

The Company represents and warrants that it is filing with the U.S. Securities and Exchange Commission (“SEC”) as a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934) and has delivered to the Warrant Agent an Officers’ Certificate certifying such “reporting issuer” status and other information as the Warrant Agent has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Company cease to file as a Foreign Private Issuer, the Company covenants to deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent certifying a change in “reporting issuer” status and such other information as the Warrant Agent may require at such given time.  The Company understands that the Warrant Agent is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 10
GENERAL

10.1                                                                        Notice to the Company and the Warrant Agent

(1)           Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given if delivered, if sent by registered letter, postage prepaid or if transmitted by facsimile or email to the following addresses or facsimile numbers:

(a)                                 If to the Company, to:

APHRIA INC.
1 Adelaide Street East, Suite 2310
Toronto, Ontario M5C 2V9

(b)                                 If to the Warrant Agent, to:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 8th Floor,
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust
Facsimile:	416-981-9777
Email:	corporatetrust.toronto@computershare.com

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by facsimile or email, on the next Business Day following the date of transmission.

(2)           The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 10.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 10.1(2) shall be available for inspection at the principal office of the Warrant Agent in the City of Toronto, Ontario by Warrantholders during normal business hours.

(3)           If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 10.1(1) by facsimile, email or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by facsimile, email or other means of prepaid, transmitted, recorded communication on the first Business Day following the date of the sending of the notice by the person giving the notice.

10.2                                                                        Notice to the Warrantholders

(1)           Any notice to the Warrantholders under the provisions of this Indenture shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders or if otherwise given in the manner specified herein. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the third Business Day if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder will not invalidate any action or proceeding founded thereon.

(2)           If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be given in a news release disseminated through a newswire service, filed on SEDAR and posted on the Company’s website; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in Toronto, Ontario or in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

10.3                                                                        Privacy

Despite any other provision of this Indenture, no party hereto shall take or direct any action that would contravene, or cause the other to contravene, applicable federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”). The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. The Company acknowledges and agrees that the Warrant Agent may receive collect, use and disclose personal information provided to it or acquired by it in the course of its acting as agent hereunder for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Warrant Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto.  The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

10.4                                                                        Third Party Interests

The Company represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent prescribed form as to the particulars of such third party.

10.5                                                                        Discretion of Directors

Any matter provided herein to be determined by the directors in their sole discretion and determination so made will be conclusive.

10.6                                                                        Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore Authenticated or certified hereunder, this Indenture, except to the extent that Warrant Shares and any certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

10.7                                                                        Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

10.8                                                                        Ownership of Warrants

The Company and the Warrant Agent may deem and treat the Warrantholders as the absolute owner thereof for all purposes, and the Company and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. The receipt of any such Warrantholder of the Warrant Shares which may be acquired pursuant thereto shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Company or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

10.9                                                                        Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

10.10                                                                 Assignment

Except as provided in subsection 9.8(3), this Indenture nor any benefits or burdens under this Indenture shall be assignable by the Company or the Warrant Agent without the prior written consent of the other party, such consent not to be unreasonably withheld. Subject to the foregoing, this Indenture shall enure to the benefit of and be binding upon the

Company and the Warrant Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

10.11                                                                 Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts and by electronic means, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture.

10.12                                                                 Force Majeure

No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

10.13                                                                 Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

10.14                                                                 Rights of Rescission and Withdrawal for Holders

Should a Warrantholder exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the Warrantholder’s funds which were paid on exercise have already been released to the Company by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the Warrantholder. In such cases, the Warrantholder shall seek a refund directly from the Company and subsequently, the Company, upon surrender to the Company or the Warrant Agent of any underlying Warrant Shares or other securities that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying Warrant Shares or other securities on the register, which may have already been issued upon the Warrant exercise.  In the event that any payment is received from the Company by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Company by such Warrantholder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce the return of the funds pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Company provides the refund to the Warrant Agent for distribution to the Warrantholder, the Warrant Agent shall return such funds to the Warrantholder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

(Signature page follows)

IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf.

APHRIA INC.

Per:	/s/ Carl Merton
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	/s/ Neil Scott
Authorized Signing Officer

Per:	/s/ Danny Snider
Authorized Signing Officer

[Warrant Indenture between Aphria Inc. and Computershare Trust Company of Canada]

SCHEDULE A

FORM OF WARRANT CERTIFICATE

WARRANTS TO PURCHASE COMMON SHARES
OF APHRIA INC.
(a corporation continued pursuant to the laws of Ontario)

CUSIP No. 03765K146
ISIN No. CA03765K1460

Warrant Certificate Number:	Representing Warrants to
purchase Common Shares

THIS CERTIFIES that, for value received, the registered holder hereof,                             (the “holder”) is entitled, at any time at or before 5:00 p.m. (Toronto time) on January 30, 2022 (the “Expiry Time”), to acquire, subject to adjustment in certain events, the number of common shares (“Common Shares”) of Aphria Inc. (the “Company”) specified above, as presently constituted, by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal office in Toronto, Ontario, this Warrant Certificate with the duly completed and executed Exercise Form endorsed on the back of this Warrant Certificate, and accompanied by payment of $9.26 per Common Share (subject to adjustment in certain events) (the “Warrant Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to, or to the order of, the Company at par at the above-mentioned office of the Warrant Agent.

The holder of this Warrant Certificate may purchase less than the number of Common Shares which he is entitled to purchase on the exercise of the Warrants represented by this Warrant Certificate, in which event a new Warrant Certificate representing the Warrants not then exercised will be issued to the holder.

The Warrants evidenced hereby are exercisable on or before the Expiry Time, after which time the Warrants evidenced hereby shall be deemed to be void and of no further force or effect.

This Warrant Certificate represents Warrants of the Company issued or issuable under the provisions of a warrant indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of January 30, 2020, between the Company and the Warrant Agent, as may be amended from time to time, which contains particulars of the rights of the holders of the Warrants and the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Warrant Indenture. A copy of the Warrant Indenture will be available for inspection at the principal office of the Company in the City of Toronto, Ontario. In the event of any conflict between the provisions contained in this Warrant Certificate and the provisions of the Warrant Indenture, the provisions of the Warrant Indenture shall prevail.

Upon acceptance hereof, the holder hereof hereby expressly waives the right to receive any fractional Common Shares upon the exercise hereof in full or in part and further waives the right to receive any cash or other consideration in lieu thereof. The Warrants represented by this Warrant Certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its office in the City of Toronto, Ontario.

Upon due exercise of the Warrants represented by this Warrant Certificate and payment of the Warrant Exercise Price, the Company shall cause to be issued to the person(s) in whose name(s) the Common Shares so subscribed for (provided that if the Common Shares are to be issued to a person other than the registered holder of this Warrant Certificate, the holder’s signature on the Exercise Form herein shall be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program and the holder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing the Common Shares unless or until the holder shall have paid the Company or the Warrant Agent the amount of such tax (or shall have satisfied the Company that such tax has been paid or that no tax is due)) are to be issued, the number of Common Shares to be issued to such person(s) and such person(s) shall become a holder in respect of such Common Shares with effect from the date of such exercise, and upon due surrender of this Warrant Certificate and all other documentation required, the Warrant Agent shall cause the issuance of a certificate(s) representing such Common Shares to be issued within five Business Days after the exercise of the Warrants (or portion thereof) represented hereby.

The holder acknowledges that the Warrants represented by this Warrant Certificate and the Common Shares issuable upon exercise hereof may be offered, sold or otherwise transferred only in compliance with all applicable securities laws.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a transfer form or other written instrument of transfer in form satisfactory to the Warrant Agent executed by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent. Subject to the provisions of the Warrant Indenture and upon compliance with the reasonable requirements of the Warrant Agent, Warrant Certificates may be exchanged for Warrant Certificates representing in the aggregate an equal number of Warrants. The Company and the Warrant Agent may treat the registered holder of this Warrant Certificate for all purposes as the absolute owner hereof. The holding of the Warrants represented by this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right or interest in respect thereof except as herein and in the Warrant Indenture expressly provided.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Warrant Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the Warrantholders holding a specified percentage of the then outstanding Warrants.

The Warrants and the Warrant Indenture shall be governed by and performed, construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Time shall be of the essence hereof and of the Warrant Indenture.

The Company may from time to time at any time prior to the Expiry Time purchase any of the Warrants by private agreement or otherwise.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

All dollar amounts herein are expressed in the lawful money of Canada.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of this      day of                     , 20   .

APHRIA INC.

By:
Authorized Signing Officer

Certified this day of

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Authorized Signing Officer

EXERCISE FORM

TO:	APHRIA INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

The undersigned holder of the within Warrants hereby irrevocably exercises the right of such holder to be issued and hereby subscribes for              Common Shares of Aphria Inc. (the “Company”) at the Warrant Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order in lawful money of Canada payable to, or to the order of, the Company at par in payment in full of the subscription price of the Common Shares hereby subscribed for.

Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the warrant indenture between the Company and Computershare Trust Company of Canada dated January 30, 2020 (the “Warrant Indenture”).

(Please check the ONE box applicable):

•☐	1.

The undersigned certifies that it (i) is not in the United States and is not a “U.S. Person”, within the meaning of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), (ii) is not exercising this Warrant for the account or benefit of any U.S. Person, (iii) did not execute or deliver this Exercise Form within the United States and (iv) has in all other aspects complied with the terms of Regulation S under the U.S. Securities Act.

•☐	3.

The undersigned holder is an “accredited investor” as defined in Rule 501(a) of Regulation D and has delivered to the Company and the Company’s transfer agent a completed and executed U.S. Warrantholder Letter in substantially the form attached to this Warrant Indenture as Schedule “C”

•☐	4.

The undersigned is (a) present in the United States, (b) a U.S. Person, (c) a person exercising the Warrants for the account or benefit of a U.S. Person or a person in the United States, (d) executing or delivering this exercise form in the United States, or (e) requesting delivery in the United States of the Warrant Shares, and the undersigned is delivering a written opinion of a United States legal counsel or evidence reasonably satisfactory to the Company to the effect the Common Shares to be delivered upon exercise hereof are either (i) exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws, or (ii) have been registered under the U.S. Securities Act.

The undersigned holder understands that unless Box 4 pursuant to 4(ii) above is checked, the certificate representing the Common Shares will be issued in definitive physical certificated or book-entry form and bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available (as described in the Warrant Indenture and the subscription documents). Holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company. “U.S. Person” and “United States” are as defined under Regulation S under the U.S. Securities Act.

The undersigned hereby acknowledges that the undersigned is aware that the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.  The undersigned hereby further acknowledges that the Company will rely upon the confirmations, acknowledgements and agreements set forth herein, and agrees to notify the Company promptly in writing if any of the representations or warranties herein ceases to be accurate or complete.

The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print. If securities are issued to a person other than the registered Warrantholder, the holder must pay to the Warrant Agent all applicable taxes and the signature of the holder must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program).

DATED this          day of               ,     .

Signature of Warrantholder	Signature Guarantee

Print name

Address

☐	Please check this box if the securities are to be delivered at the office where these Warrants are surrendered, failing which the securities will be mailed.

NOTES
1.	Certificates will not be registered or delivered to an address in the United States unless Box 2, 3 or 4 above is checked.

TRANSFER FORM

TO:	APHRIA INC. (the “Company”)

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

(Social Insurance Number)

of the Warrants registered in the name of the undersigned transferor represented by the Warrant Certificate.

DATED this          day of               ,     .

Signature of Warrantholder (Transferor)	Signature Guarantee

Print name

Address

NOTES:

1.

The signature to this transfer must correspond with the name as recorded on the Warrants in every particular without alteration or enlargement or any change whatever. The signature of the person executing this transfer must be guaranteed by a Schedule I Canadian chartered bank, or by a medallion signature guarantee from a member of a recognized Signature Medallion Guarantee Program.

2.

Warrants shall only be transferable in accordance with the Warrant Indenture between Aphria Inc. (the “Company”) and Computershare Trust Company of Canada (the “Warrant Agent”) dated as of January 30, 2020, applicable laws and the rules and policies of any applicable stock exchange. Without limiting the foregoing, if the Warrant

Certificate bears a legend restricting the transfer of the Warrants except pursuant to an exemption from registration under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable state securities laws, this Transfer Form must be accompanied by a properly completed and executed declaration for removal of legend in the form attached as Schedule B to the Warrant Indenture or if Warrants are transferred in compliance pursuant to an exemption from the registration requirements of the U.S. Securities Act, an opinion of counsel of recognized standing, reasonably satisfactory to the Company and the Warrant Agent, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, together with such other documents or instruments as the Company or the Warrant Agent may require.

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	APHRIA INC.

AND TO:	COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 8th Floor,
Toronto, Ontario M5J 2Y1

The undersigned (a) acknowledges that the sale of               Aphria Inc. (the “Company”) represented by certificate number                 to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of the Company, other than a director or officer who is an affiliate solely by virtue of holding such position, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the TSX  or another “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the U.S. Securities Act with fungible unrestricted securities, and (6) the sale was not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:	By:
Name:
Title:

B-1

Affirmation by Seller’s Broker-Dealer
(Required for sales pursuant to Section (b)(2)(B) above)

We have read the foregoing representations of our customer,                            (the “Seller”) with regard to the sale, for such Seller’s account, of                        common shares (the “Shares”) of the Company. We have executed sales of the Shares pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

1.                                      no offer to sell the Shares was made to a person in the United States;

2.                                      the sale of the Shares was executed in, on or through the facilities of the Toronto Stock Exchange, the TSX Venture Exchange, the Canadian Securities Exchange or another designated offshore securities market (as defined in Rule 902(b) of Regulation S under the U.S. Securities Act), and, to the best of our knowledge, the sale was not pre-arranged with a buyer in the United States;

3.                                      no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

4.                                      we have done no more than execute the order or orders to sell the Shares as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares (including, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained herein to the same extent as if this affirmation had been addressed to them.

Name of Firm

By:
Authorized Officer

DATED                     , 20

B-2

SCHEDULE C

FORM OF U.S. WARRANTHOLDER CERTIFICATION UPON EXERCISE OF WARRANTS

Aphria Inc.
1 Adelaide Street East, Suite 2310
Toronto, Ontario M5C 2V9

- and to -

Computershare Trust Company of Canada

100 University Avenue, 8th Floor,
Toronto, Ontario M5J 2Y1

as Warrant Agent

Dear Sirs:

The undersigned is delivering this letter in connection with the purchase of common shares (the “Common Shares”) of Aphria Inc., a corporation existing under the laws of the Province of Ontario (the “Company”) upon the exercise of warrants of the Company (“Warrants”), issued under the warrant indenture, dated as of January 30, 2020 between the Company and Computershare Trust Company of Canada (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”). Any capitalized term in this letter that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Indenture.

The undersigned hereby represents and warrants to the Company that the undersigned, and each beneficial owner (each a “Beneficial Owner”), if any, on whose behalf the undersigned is exercising such Warrants, satisfies one or more of the following categories of accredited investor (please write “W/H” for the undersigned holder, and “B/O” for each beneficial owner, if any, on each line that applies):

(a)                                                           Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934 or any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the U.S. Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the U.S. Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the U.S. Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are “accredited investors,” as such term is defined in Rule 501(a) of Regulation D of the U.S. Securities Act;

(b)                                                           Any private business development company as defined in Section 202(a)(22) of the U.S. Investment Advisers Act of 1940;

(c)                                                            Any organization described in Section 501(c)(3) of the U.S. Internal Revenue Code, Corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000;

(d)                                                           Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment);

(e)                                                            Any director, executive officer or general partner of the Company;

(f)                                                             A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his or her purchase exceeds US$1,000,000 (for the purposes of calculating net worth: (i) the person’s primary residence shall not be included as an asset; (ii) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale and purchase of securities contemplated by the accompanying Warrant exercise form, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale and purchase of securities contemplated by the accompanying Warrant exercise form exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability);

(g)                                                            Any natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

(h)                                                           Any entity in which each of the equity owners meets the requirements of one of the above categories (if this alternative is checked, you must identify each equity owner and provide statements signed by each demonstrating how each qualifies as an accredited investor).

The undersigned further represents and warrants to the Company that:

1.                                      the undersigned has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Common Shares, and the undersigned is able to bear the economic risk of loss of his or her entire investment;

2.                                      the undersigned is: (i) purchasing the Common Shares for his or her own account or for the account of one or more Accredited Investors with respect to which the undersigned is exercising sole investment discretion, and not on behalf of any other person; (ii) is purchasing the Common Shares for investment purposes only and not with a view to resale, distribution or other disposition in violation of United States federal or state securities laws; and (iii) in the case of the purchase by the undersigned of the Common Shares as agent or trustee for a Beneficial Owner, the undersigned holder has due and proper authority to act as agent or trustee for and on behalf of each such Beneficial Owner in connection with the transactions contemplated hereby; provided that: (x) if the undersigned holder, or any Beneficial Owner, is a corporation, a limited liability company or a partnership, syndicate, trust or other form of unincorporated organization, the undersigned holder or each such Beneficial Owner was not incorporated or created solely, nor is it being used primarily, to permit purchases without a prospectus or registration statement under applicable law; and (y) each Beneficial Owner, if any, is an Accredited Investor;

3.                                      the undersigned has not exercised the Warrants as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, the Internet or other form of telecommunications, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

4.                                      the funds representing the purchase price for the Common Shares, which will be advanced by the undersigned to the Company, will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the “PATRIOT Act”), and the undersigned acknowledges that the Company may in the future be required by law to disclose the undersigned’s name and other information relating to this exercise form and the undersigned’s subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act. No portion of the purchase price to be provided by the undersigned (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America, or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity who has not been identified to or by the undersigned, and the undersigned shall promptly notify the Company if the undersigned discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith;

The undersigned also acknowledges and agrees that:

5.                                      the Company has provided to the undersigned the opportunity to ask questions and receive answers concerning the terms and conditions of the offering, and the undersigned has had access to such information concerning the Company as he or she has considered necessary or appropriate in connection with his or her investment decision to acquire the Common Shares;

6.                                      if the undersigned decides to offer, sell or otherwise transfer any of the Common Shares, the undersigned must not, and will not, offer, sell or otherwise transfer any of such Common Shares directly or indirectly, unless:

(a)                                 the sale is to the Company;

(b)                                 the sale is made outside the United States in a transaction meeting the requirements Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations;

(c)                                  the sale is made pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with any applicable state securities or “blue sky” laws; or

(d)                                 the Common Shares are sold in another transaction that does not require registration under the U.S. Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonably satisfactory to the Company;

7.                                      the Common Shares are “restricted securities” (as defined in Rule 144(a)(3) under the U.S. Securities Act) and that the U.S. Securities Act and the rules of the United States Securities and Exchange Commission provide in substance that the undersigned may dispose of the Common Shares only pursuant to an effective registration statement under the U.S. Securities Act or an exemption or exclusion therefrom;

8.                                      the Company has no obligation to register any of the Common Shares or to take any other action so as to permit sales pursuant to the U.S. Securities Act (including Rule 144 thereunder);

9.                                      the certificates representing the Common Shares as well as all certificates issued in exchange for or in substitution of therefor, until such time as is no longer required under the applicable requirements of the U.S. Securities Act and applicable state securities laws, will bear, on the face of such certificate, restrictive legend substantially in the form set forth in Section 2.20(2) of the Warrant Indenture; provided that if the Common Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S, such restrictive legend may be removed by providing a declaration to the registrar and transfer agent of the Company, substantially in the form annexed to the Warrant Indenture as Schedule “B” thereto (or in such other form as the Company may prescribe from time to time) and, if requested by the Company or transfer agent, an opinion of counsel, of recognized standing, in form and substance satisfactory to the Company to the effect that the transfer is in compliance with Rule 904; and provided, further, that, if any Common Shares are being sold otherwise than in accordance with Regulation S and other than to the Company, the legend may be removed by delivery to the registrar and transfer agent and the Company of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

10.                               the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles and, thus, may not be comparable to financial statements of United States companies;

11.                               there may be material tax consequences to the undersigned of an acquisition or disposition of the Common Shares, and the Company gives no opinion and makes no representation with respect to the tax consequences to the undersigned under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such securities; in particular, no determination has been made whether the Company will be a “passive foreign investment company” (commonly known as a “PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code;

12.                               it consents to the Company making a notation on its records or giving instructions to any transfer agent of the Company in order to implement the restrictions on transfer set forth and described in the Warrant Exercise Form attached to the Warrant Indenture; and

13.                               it acknowledges and consents to the fact that the Company is collecting personal information (as that term is defined under applicable privacy legislation, including, without limitation, the Personal Information Protection and Electronic Documents Act (Canada) and any other applicable similar, replacement or supplemental provincial or federal legislation or laws in effect from time to time) of the undersigned for the purpose of facilitating the subscription for the Common Shares hereunder. The undersigned acknowledges and consents to the Company retaining such personal information for as long as permitted or required by law or business practices and agrees and acknowledges that the Company may use and disclose such personal information: (a) for internal use with respect to managing the relationships between and contractual obligations of the Company and the undersigned; (b) for use and disclosure for income tax-related purposes, including without limitation, where required by law disclosure to Canada Revenue Agency; (c) disclosure to professional advisers of the Company in connection with the performance of their professional services; (d) disclosure to securities regulatory authorities and other regulatory bodies with jurisdiction with respect to reports of trade or similar regulatory filings; (e) disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure; (f) disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with your prior written consent; (g) disclosure to a court determining the rights of the parties under this Agreement; and (h) for use and disclosure as otherwise required or permitted by law.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

DATED                     , 20     .

Name of U.S. Warrantholder (please print)

X
Signature of individual (if U.S. Warrantholder is an individual)

X
Authorized signatory (if U.S. Warrantholder is not an individual)

Name of authorized signatory (please print)

Official capacity of authorized signatory (please print)